UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

June 7, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Anthony J. Affuso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,939,597 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,939,597 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,597 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents limited liability company units of Symbotic Holdings LLC (“Symbotic Holdings”) and an equal number of paired shares of Class V-1 Common Stock of Symbotic Inc. (“Symbotic”), received as consideration for limited liability company units of Warehouse Technologies LLC (“Warehouse”) in connection with the Agreement and Plan of Merger, dated December 12, 2021, by and between Warehouse and Symbotic Holdings and the Agreement and Plan of Merger, dated December 12, 2021, by and among SVF Investment Corp. 3 (Symbotic’s predecessor entity), Saturn Acquisition (DE) Corp., Warehouse and Symbotic Holdings, as described in Symbotic’s final proxy statement/prospectus filed with the Securities and Exchange Commission on June 1, 2022. Pursuant to the limited liability company agreement of Symbotic Holdings, each limited liability company unit of Symbotic Holdings and paired share of Class V-1 Common Stock of Symbotic are together redeemable by the holder on a one-for-one basis for a share of Class A Common Stock of Symbotic, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions. Upon redemption, Symbotic will cancel such limited liability company unit of Symbotic Holdings and cancel and retire for no consideration the redeemed share of Class V-1 Common Stock. Shares of Class V-1 Common Stock of Symbotic have no economic rights and each share of Class V-1 Common Stock entitles its holder to 1 vote per share.
(2)	The percent of class assumes conversion of all of the Reporting Person’s Class V-1 Common Stock into Class A Common Stock, resulting in a total of 54,603,743 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A Common Stock outstanding as of June 7, 2022 and (y) 3,939,597 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-1 common stock). Based on the total of 528,441,744 shares of the Issuer’s Class A Common Stock that would be outstanding upon the conversion of all outstanding convertible securities (including (i) 50,664,146 shares of Class A Common Stock outstanding as of June 7, 2022, (ii) 60,844,573 shares of Class A Common Stock issuable on conversion of all shares of Class V-1 Common Stock outstanding as of June 7, 2022, and (iii) 416,933,025 shares of Class A Common Stock issuable on conversion of all shares of Class V-3 Common Stock outstanding as of June 7, 2022), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of June 7, 2022.

Item 1(a)	Name of Issuer:

Symbotic Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 Research Drive, Wilmington, MA 01887

Item 2(a)	Name of Person Filing:

Anthony J. Affuso

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of Anthony J. Affuso is:

PO BOX 357, Mt Juliet, TN 37121

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

87151X101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

3,939,597 (1)

(b) Percent of class:

7.2% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

3,939,597 (1)

(ii) Shared power to vote or to direct the vote:

None.

(iii) Sole power to dispose or to direct the disposition of:

3,939,597 (1)

(iv) Shared power to dispose of or direct the disposition of:

None.

(1)

Represents limited liability company units of Symbotic Holdings LLC (“Symbotic Holdings”) and an equal number of paired shares of Class V-1 Common Stock of Symbotic Inc. (“Symbotic”), received as consideration for limited liability company units of Warehouse Technologies LLC (“Warehouse”) in connection with the Agreement and Plan of Merger, dated December 12, 2021, by and between Warehouse and Symbotic Holdings and the Agreement and Plan of Merger, dated December 12, 2021, by and among SVF Investment Corp. 3 (Symbotic’s predecessor entity), Saturn Acquisition (DE) Corp., Warehouse and Symbotic Holdings, as described in Symbotic’s final proxy statement/prospectus filed with the Securities and Exchange Commission on June 1, 2022. Pursuant to the limited liability company agreement of Symbotic Holdings, each limited liability company unit of Symbotic Holdings and paired share of Class V-1 Common Stock of Symbotic are together redeemable by the holder on a one-for-one basis for a share of Class A Common Stock of Symbotic, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions. Upon redemption, Symbotic will cancel such limited liability company unit of Symbotic Holdings and cancel and retire for no consideration the redeemed share of Class V-1 Common Stock. Shares of Class V-1 Common Stock of Symbotic have no economic rights and each share of Class V-1 Common Stock entitles its holder to 1 vote per share.

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-1 Common Stock into Class A Common Stock, resulting in a total of 54,603,743 shares of Class A common stock outstanding (which reflects the sum of (x) 50,664,146 shares of Class A Common Stock outstanding as of June 7, 2022 and (y) 3,939,597 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-1 common stock). Based on the total of 528,441,744 shares of the Issuer’s Class A Common Stock that would be outstanding upon the conversion of all outstanding convertible securities (including (i) 50,664,146 shares of Class A Common Stock outstanding as of June 7, 2022, (ii) 60,844,573 shares of Class A Common Stock issuable on conversion of all shares of Class V-1 Common Stock outstanding as of June 7, 2022, and (iii) 416,933,025 shares of Class A Common Stock issuable on conversion of all shares of Class V-3 Common Stock outstanding as of June 7, 2022), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of June 7, 2022.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2022

ANTHONY J. AFFUSO

/s/ Anthony J. Affuso
Name: Anthony J. Affuso